SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Amendment No. 1

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SandRidge Permian Trust
(Name of Subject Company (Issuer))

PEDEVCO Corp.
SRPT Acquisition, LLC
(Names of Filing Persons (Offerors))

Common Units Representing Beneficial Interests
(Title of Class of Securities)

428236103
(CUSIP Number of Class of Securities (Underlying Common Stock))

Dr. Simon G. Kukes
Chief Executive Officer
PEDEVCO Corp.
575 N. Dairy Ashford
Energy Center II, Suite 210
Houston, Texas 77079
(855) 733-3826

 (Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copy to:
Clint Smith
Jones Walker LLP
201 St. Charles Avenue, Suite 5100
New Orleans, LA 70170
(504) 582-8429

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$23,520,000.00	$2,567

(1)
Pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and solely for the purpose of calculating the filing fee, the transaction valuation was calculated as the market value of the securities to be received, calculated as the product of: (1) 52,500,000 common units of beneficial interest (“Trust Common Units”) of SandRidge Permian Trust (the “Trust”) being the number of outstanding Trust Common Units as reported on the cover page of the Trust’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, and (2) the last sale price as reported on OTC Pink Market on October 6, 2020 ($0.4610).

(2)
Computed in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory No. 1 for Fiscal Year 2021 to be $2,567, which is equal to 0.00010910 multiplied by the transaction valuation of $23,520,000.00.

☒
Check the box if any part of the fee is offset as provided by Rule 0- 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,567	Filing Party:	PEDEVCO Corp.
Form or Registration No.	S-4	Date Filed:	October 13, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) originally filed on October 13, 2020 by PEDEVCO Corp., a Texas corporation (“PEDEVCO”), and SRPT Acquisition, LLC, a Texas limited liability company (“Purchaser”), and relates to the third-party tender offer by Purchaser to exchange each of the issued and outstanding common units of beneficial interest (the “Trust Common Units”) of SandRidge Permian Trust (the “Trust”), for 4/10ths of one share of common stock, par value $0.001 per share (the “PEDEVCO Common Stock”), subject to the procedures described in (1) the Offer to Exchange, dated October 13, 2020 (the “Offer to Exchange”), and (2) the related Letter of Transmittal (the offer reflected by such terms and conditions, as they may be amended, supplemented or extended from time to time, constitutes the “Offer”).

The information set forth in the Offer to Exchange, including all schedules thereto, and any prospectus supplement or other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference in response to all items in this Schedule TO, except as otherwise set forth below.

Items 1-9 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

The Offer was terminated on November 17, 2020. No Trust Common Units were purchased by Purchaser pursuant to the Offer. Purchaser has instructed the exchange agent for the Offer to promptly return all Trust Common Units to the tendering unitholders.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(B)	Press Release, dated October 15, 2020 (incorporated by reference to PEDEVCO’s filing pursuant to Rule 425 on October 15, 2020).

(a)(5)(C)	Press Release, dated November 9, 2020 (incorporated by reference to PEDEVCO’s filing pursuant to Rule 425 on November 9, 2020).

(a)(5)(D)	Press Release, dated November 17, 2020 (incorporated by reference to PEDEVCO’s filing pursuant to Rule 425 on November 17, 2020).

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PEDEVCO CORP.

By:	/s/ Dr. Simon G. Kukes
Name: Dr. Simon G. Kukes
Title: Chief Executive Officer (Principal Executive Officer)

SRPT Acquisition, LLC

By:	/s/ Dr. Simon G. Kukes
Name: Dr. Simon G. Kukes
Title: Chief Executive Officer (Principal Executive Officer)

Date: November 17, 2020
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Exhibit Index

Exhibit No.
Description

(a)(1)(A)	Offer to Exchange, dated October 13, 2020 (incorporated by reference to the PEDEVCO Registration Statement on Form S-4 filed on October 13, 2020).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to the PEDEVCO Registration Statement on Form S-4 filed on October 13, 2020).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to the PEDEVCO Registration Statement on Form S-4 filed on October 13, 2020).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the PEDEVCO Registration Statement on Form S-4 filed on October 13, 2020).

(a)(1)(E)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the PEDEVCO Registration Statement on Form S-4 filed on October 13, 2020).

(a)(5)(A)	Press Release, dated October 13, 2020 (incorporated by reference to the PEDEVCO Current Report on Form 8-K filed on October 13, 2020).

(a)(5)(B)	Press Release, dated October 15, 2020 (incorporated by reference to PEDEVCO’s filing pursuant to Rule 425 on October 15, 2020).

(a)(5)(C)	Press Release, dated November 9, 2020 (incorporated by reference to PEDEVCO’s filing pursuant to Rule 425 on November 9, 2020).

(a)(5)(D)	Press Release, dated November 17, 2020 (incorporated by reference to PEDEVCO’s filing pursuant to Rule 425 on November 17, 2020).

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Opinion of Jones Walker, LLP (incorporated by reference to the PEDEVCO Registration Statement on Form S-4 filed on October 13, 2020).

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